SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 22)*

Golden Queen Mining Co. Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38115J100

(CUSIP Number)

Landon T. Clay

Thomas M. Clay

Brian James

Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009

c/o East Hill Management Company, LLC

70 Main Street, Suite 300

Peterborough, NH 03458

United States of America

(603) 371-9032

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 14 Pages)

_________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 38115J100		Page 2 of 14 Pages

1	NAMES OF REPORTING PERSON Landon T. Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,078,516 shares of Common Stock
	8	SHARED VOTING POWER 9,651,519 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 17,078,516 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 9,651,519 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 26,732,386 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 This percentage has been calculated based on 99,928,683 shares of Golden Queen Mining Co. Ltd. Common Stock outstanding as of November 9, 2015, as reported in Golden Queen Mining Co. Ltd.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2015.

SCHEDULE 13D
CUSIP NO. 38115J100		Page 3 of 14 Pages

1	NAMES OF REPORTING PERSON Thomas M. Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,913,650 shares of Common Stock
	8	SHARED VOTING POWER 8,307,250 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 1,913,650 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 8,307,250 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 10,220,900 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%[2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

2 This percentage has been calculated based on 99,928,683 shares of Golden Queen Mining Co. Ltd. Common Stock outstanding as of November 9, 2015, as reported in Golden Queen Mining Co. Ltd.’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2015.

SCHEDULE 13D
CUSIP NO. 38115J100		Page 4 of 14 Pages

1	NAMES OF REPORTING PERSON Brian James
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 9,651,519 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 9,651,519 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 9,651,519 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%[3]
14	TYPE OF REPORTING PERSON (See Instructions) IN

3 This percentage has been calculated based on 99,928,683 shares of Golden Queen Mining Co. Ltd. Common Stock outstanding as of November 9, 2015, as reported in Golden Queen Mining Co. Ltd.’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2015.

SCHEDULE 13D
CUSIP NO. 38115J100		Page 5 of 14 Pages

1	NAMES OF REPORTING PERSON Landon T. Clay 2009 Irrevocable Trust u/a March 6, 2009
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 5,967,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 5,967,000 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 5,967,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%[4]
14	TYPE OF REPORTING PERSON (See Instructions) OO

4 This percentage has been calculated based on 99,928,683 shares of Golden Queen Mining Co. Ltd. Common Stock outstanding as of November 9, 2015, as reported in Golden Queen Mining Co. Ltd.’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2015.

SCHEDULE 13D
CUSIP NO. 38115J100		Page 6 of 14 Pages

This Amendment No. 22 to Schedule 13D (the “Amendment”) is being filed by the undersigned to amend and restate the disclosures contained in the Schedule 13D originally filed on June 2, 2006 by Landon T. Clay, as amended by a Schedule 13D/A filed on February 2, 2010 by Landon T. Clay and Thomas M. Clay, as amended by a Schedule 13D/A filed on April 16, 2010, as amended by a Schedule 13D/A filed on June 16, 2010, as amended by a Schedule 13D/A filed on February 10, 2011, as amended by a Schedule 13D/A filed on April 12, 2011, as amended by a Schedule 13D/A filed on October 14, 2011, as amended by a Schedule 13D/A filed on February 9, 2012, as amended by a Schedule 13D/A filed on April 25, 2012, as amended by a Schedule 13D/A filed on July 16, 2012, as amended by a Schedule 13D/A filed on October 26, 2012, as amended by a Schedule 13D/A filed on February 21, 2013, as amended by a Schedule 13D/A filed on March 27, 2013, as amended by a Schedule 13D/A filed on May 2, 2013, as amended by a Schedule 13D/A filed on July 30, 2013, as amended by a Schedule 13D/A filed on July 31, 2013, as amended by a Schedule 13D/A filed on December 10, 2013, as amended by Schedule 13D/A filed on March 26, 2014, as amended by a Schedule 13D/A filed on June 18, 2014, as amended by a Schedule 13D/A filed on July 25, 2014, as amended by a Schedule 13D/A filed on January 15, 2015, and as amended by a Schedule 13D/A filed on August 13, 2015 (the “Schedule 13D”). This Amendment is being filed to update the beneficial holdings of each of the undersigned following the appointment on December 18, 2015 of Brian James as a trustee of the Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009 (the “LTC 2009 Trust”) and the Clay Family 2009 Irrevocable Trust u/a dated April 14, 2009 (the “CF 2009 Trust” and, together with the LTC 2009 Trust, the “2009 Trusts”) and, consequently, to reflect the deemed beneficial ownership by Brian James of more than 5% of the outstanding common stock of Golden Queen Mining Co. Ltd., a corporation organized under the laws of British Columbia, Canada (the “Company” or “Golden Queen”), and to reflect certain other changes in the facts set forth in the Schedule 13D. Landon T. Clay, Thomas M. Clay, Brian James and the LTC 2009 Trust are hereinafter referred to as the “Reporting Persons”.

Item 1. Security and Issuer.

This Amendment relates to the common stock of Golden Queen (the “Common Stock”). The principal executive office of the Company is 6411 Imperial Ave., West Vancouver, BC V7W 2J5.

Item 2. IdentiTy and Background.

“Item 2. Identity and Background” of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a) This statement is being filed by Landon T. Clay, Thomas M. Clay, Brian James and the LTC 2009 Trust as Reporting Persons.

(b) The business address for each Reporting Person is c/o East Hill Management Company, LLC, 70 Main Street, Suite 300, Peterborough, NH 03458, United States of America.

SCHEDULE 13D
CUSIP NO. 38115J100		Page 7 of 14 Pages

(c) Landon T. Clay is the Managing Member, Thomas M. Clay is Vice President, and Brian James is a Vice President of East Hill Management Company, LLC. Thomas M. Clay is also Chairman and Interim Chief Executive Officer of Golden Queen Mining Co. Ltd. The address of East Hill Management Company, LLC is 70 Main Street, Suite 300, Peterborough, NH 03458, United States of America.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding.

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Landon T. Clay, Thomas M. Clay and Brian James is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

“Item 3. Source and Amount of Funds or Other Consideration” is hereby amended and restated to read in its entirety as follows:

The Reporting Persons acquired the shares of Common Stock by purchase through their personal assets or by gift or as otherwise described below.

Landon T. Clay

Landon T. Clay acquired his shares of Common Stock by purchases through his personal assets, by gifts, through private placements, through the exercise of warrants, through the conversion of notes and as part of a partnership distribution from a limited partnership of which Landon T. Clay was a limited partner.

Thomas M. Clay

Between 1997 and 2013, Thomas M. Clay received an aggregate of 1,505,680 shares of Common Stock through various gifts from family trusts and family members and through a distribution from a mutual fund.

On January 28, 2009, Thomas M. Clay was granted options to purchase an aggregate of 300,000 shares of Common Stock at an exercise price of $0.26 CAD per share (the “2009 Options”). On October 28, 2013, Thomas M. Clay exercised the 2009 Options in full.

SCHEDULE 13D
CUSIP NO. 38115J100		Page 8 of 14 Pages

On September 8, 2015, Thomas M. Clay was granted options to purchase an aggregate of 107,250 shares of Common Stock at an exercise price of $0.58 CAD per share (the “2015 Options”). The 2015 Options are exercisable at any time and will expire on September 8, 2020.

Brian James

On December 18, 2015, Brian James was appointed as a trustee of the LTC 2009 Trust and the CF 2009 Trust. Brian James is also a trustee of the Monadnock Trust. Through his appointment as a trustee of the 2009 Trusts and the Monadnock Trust, Brian James is deemed to beneficially own the shares of Common Stock held by the 2009 Trusts and the Monadnock Trust.

Arctic Coast

Landon T. Clay owned 50% of the outstanding shares of Arctic Coast Petroleums, Ltd., a corporation organized under the laws of Alberta, Canada (“Arctic Coast”). Thomas M. Clay is a director of Arctic Coast. Arctic Coast owns an aggregate of 807,250 shares of Common Stock. On October 22, 2009, Landon T. Clay transferred his ownership in Arctic Coast to the CF 2009 Trust. The transfer was made as a gift to the CF 2009 Trust without payment or receipt of any consideration by Landon T. Clay or the CF 2009 Trust. Thomas M. Clay and Brian James are the trustees of the CF 2009 Trust, and Landon T. Clay is the donor of the CF 2009 Trust and has the right to substitute property of equivalent value for shares of Common Stock held by the CF 2009 Trust.

LTC Corporation

LTC Corporation is wholly owned by Landon T. Clay. The shares of Common Stock held by LTC Corporation were received as part of a partnership distribution from a limited partnership of which LTC Corporation was a limited partner.

Winter Place

On April 7, 2011, Winter Place Associates, a general partnership, of which each of Landon T. Clay and Thomas M. Clay has a partnership interest, purchased an aggregate of 10,000 shares of Common Stock. On December 8, 2015, Winter Place Associates distributed all 10,000 of these shares to its partners, whereby each of Landon T. Clay and Thomas M. Clay received 720 shares of Common Stock as their proportionate share of this distribution.

Monadnock Trust

Landon T. Clay is the donor of the assets of the Monadnock Charitable Annuity Lead Trust dated May 31, 1996 (the “Monadnock Trust”). In connection with the formation of the Monadnock Trust, Landon T. Clay transferred 93,269 shares of Common Stock into the Monadnock Trust. The remainder of the shares of Common Stock held by the Monadnock Trust was acquired by the Monadnock Trust in open market and private placement transactions. Brian James is a trustee of the Monadnock Trust. Thomas M. Clay has a remainder beneficial interest in the assets held by the Monadnock Trust. Landon T. Clay provides investment advisory services to the Monadnock Trust.

SCHEDULE 13D
CUSIP NO. 38115J100		Page 9 of 14 Pages

Warrants

As described in Item 4, on June 8, 2015, pursuant to the Amended and Restated Term Loan Agreement, dated June 8, 2015, by and among the Company, the LTC 2009 Trust, the CF 2009 Trust and the other parties thereto (the “Amended and Restated Term Loan Agreement”), the LTC 2009 Trust and the CF 2009 Trust acquired warrants to purchase up to 5,967,000 and 1,533,000 shares of Common Stock, respectively (the “Warrants”). The Warrants are exercisable beginning December 8, 2015 and expire on June 8, 2020. Thomas M. Clay and Brian James are trustees of each of the 2009 Trusts. Landon T. Clay is the donor of each of the 2009 Trusts and has the right to substitute property of equivalent value for shares of Common Stock held by each of the 2009 Trusts.

Item 4. Purpose of Transaction.

“Item 4. Purpose of Transaction” is hereby amended by replacing the last paragraph thereof with the following:”

“On June 8, 2015, pursuant to the Amended and Restated Term Loan Agreement, the Company issued the Warrants for a purchase price of $0.95 USD per share, subject to certain adjustments. The Warrants are exercisable beginning December 8, 2015 and expire on June 8, 2020.

Thomas M. Clay and Brian James are trustees of each of the 2009 Trusts. Landon T. Clay is the donor of each of the 2009 Trusts and has the right to substitute property of equivalent value for shares of Common Stock held by each of the 2009 Trusts.

Prior to December 18, 2015, Brian James was a trustee of the Monadnock Trust. On December 18, 2015, Brian James was appointed trustee of each of the 2009 Trusts (the “Appointment”). As a result of the Appointment, Brian James is deemed to be the beneficial owner of more than 5% of the outstanding Common Stock. All of the shares of Common Stock beneficially owned by Brian James and reported herein are beneficially owned by the 2009 Trusts, Arctic Coast and the Monadnock Trust and are attributed to Brian James as a trustee or trustee of the beneficial owner, as applicable, thereof.”

Item 5. Interest in Securities of the Issuer.

“Item 5. Interest in Securities of the Issuer” of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a) According to information provided by the Company, 99,928,683 shares of Common Stock were outstanding as of November 9, 2015.

SCHEDULE 13D
CUSIP NO. 38115J100		Page 10 of 14 Pages

Landon T. Clay is the father of Thomas M. Clay.

Landon T. Clay may be deemed to own beneficially an aggregate of 26,732,386 shares of Common Stock, which constitute 24.9% of such class of securities. This total includes (i) 26,114 shares of Common Stock held by LTC Corporation, (ii) 4,663 shares of Common Stock held in an individual retirement account, (iii) 807,250 shares of Common Stock held by Arctic Coast, (iv) 2,351 shares of Common Stock held by Landon T. Clay’s spouse, Lavinia D. Clay, (v) 1,344,269 shares of Common Stock held by the Monadnock Trust, (vi) 17,047,739 shares of Common Stock directly owned by Landon T. Clay, (vii) 1,533,000 shares of Common Stock issuable upon the exercise of warrants held by the CF 2009 Trust and (viii) 5,967,000 shares of Common Stock issuable upon the exercise of warrants held by the LTC 2009 Trust. Each of Landon Clay’s four sons, including Thomas M. Clay, has a remainder beneficial interest in the Monadnock Trust. East Hill Management Company, LLC, of which Landon T. Clay is a principal, provides investment advisory services to the Monadnock Trust. Landon T. Clay disclaims beneficial ownership of the shares of Common Stock held by his spouse, Lavinia D. Clay, the shares of Common Stock held by Arctic Coast, and the shares of Common Stock held by the Monadnock Trust.

Thomas M. Clay may be deemed to own beneficially an aggregate of 10,220,900 shares of Common Stock, which constitute 9.5% of such class of securities. This total includes (i) 1,806,400 shares of Common Stock held directly by Thomas. M. Clay, (ii) 807,250 shares of Common Stock held by Arctic Coast, (iii) 1,533,000 shares of Common Stock issuable upon the exercise of warrants held by the CF 2009 Trust, (iv) 5,967,000 shares of Common Stock issuable upon the exercise of warrants held by the LTC 2009 Trust and (v) 107,250 shares of Common Stock issuable upon the exercise of the 2015 Options.

Brian James may be deemed to own beneficially an aggregate of 9,651,519 shares of Common Stock, which constitute 9.0% of such class of securities. This total includes (i) 1,533,000 shares of Common Stock issuable upon the exercise of warrants held by the CF 2009 Trust, (ii) 5,967,000 shares of Common Stock issuable upon the exercise of warrants held by the LTC 2009 Trust, (iii) 807,250 shares of Common Stock held by Arctic Coast and (iv) 1,344,269 shares of Common Stock held by the Monadnock Trust. Brian James is a trustee of each of the 2009 Trusts and the Monadnock Trust, as well as the trustee of the beneficial owner of Arctic Coast. Brian James disclaims beneficial ownership of the shares of Common Stock held by the 2009 Trusts, Arctic Coast and the Monadnock Trust.

The LTC 2009 Trust beneficially owns an aggregate of 5,967,000 shares of Common Stock issuable upon the exercise of warrants held by the LTC 2009 Trust, which constitutes 5.6% of such class of securities.

(b) Landon T. Clay has sole voting and dispositive power of 17,078,516 shares of Common Stock. Thomas M. Clay has sole voting and dispositive power of 1,913,650 shares of Common Stock, including 107,250 shares of Common Stock issuable upon the exercise of the Options. Brian James has sole voting and dispositive power of 0 shares of Common Stock. The LTC 2009 Trust has sole voting and dispositive power of 0 shares of Common Stock. Landon T. Clay may be deemed to share voting and dispositive power over 9,651,519 shares of Common Stock which consist of (i) 807,250 shares of Common Stock held by Arctic Coast, (ii) 1,344,269 shares of Common Stock held by the Monadnock Trust, (iii) 1,533,000 shares of Common Stock issuable upon the exercise of warrants held by the CF 2009 Trust and (iv) 5,967,000 shares of Common Stock issuable upon the exercise of warrants held by the LTC 2009 Trust. Thomas M. Clay may be deemed to share voting and dispositive power over 8,307,250 shares of Common Stock which consist of (i) 807,250 shares of Common Stock held by Arctic Coast, (ii) 1,533,000 shares of Common Stock issuable upon the exercise of warrants held by the CF 2009 Trust and (iii) 5,967,000 shares of Common Stock issuable upon the exercise of warrants held by the LTC 2009 Trust. Brian James may be deemed to share voting and dispositive power over 9,651,519 shares of Common Stock which consist of (i) 807,250 shares of Common Stock held by Arctic Coast, (ii) 1,344,269 shares of Common Stock held by the Monadnock Trust, (iii) 1,533,000 shares of Common Stock issuable upon the exercise of warrants held by the CF 2009 Trust and (iv) 5,967,000 shares of Common Stock issuable upon the exercise of warrants held by the LTC 2009 Trust. The LTC 2009 Trust has shared voting and dispositive power of 5,967,000 shares of Common Stock issuable upon the exercise of warrants.

SCHEDULE 13D
CUSIP NO. 38115J100		Page 11 of 14 Pages

(c) On November 24, 2015, 1,009,000 shares of Common Stock held by the Monadnock Trust were transferred to an unrelated charity to satisfy a portion of the annual annuity payment required to be made by the Monadnock Trust in accordance with the terms of the Monadnock Trust governing instrument. Also on November 24, 2015, 98,000 shares of Common Stock held by the Skadutakee Charitable Annuity Lead Trust dated June 28, 1993 (the “Skadutakee Trust”) were transferred to an unrelated charity to satisfy a portion of the annual annuity payment required to be made by the Skadutakee Trust in accordance with the terms of the Skadutakee Trust governing instrument. Brian James is a trustee of the Skadutakee Trust, and Landon T. Clay was the donor of the shares of Common Stock formerly held by the Skadutakee Trust.

On December 8, 2014, Winter Place Associates distributed all 10,000 of its shares of Common Stock to its partners. Both Landon T. Clay and Thomas M. Clay hold partnership interests in Winter Place Associates. As a result of this distribution, each of Landon T. Clay and Thomas M. Clay received 720 shares of Common Stock as their proportionate share of this distribution.

(d) Inapplicable.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

“Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.” is hereby amended and restated to read in its entirety as follows:

Effective as of December 31, 2014, Landon T. Clay, Thomas M. Clay and the LTC 2009 Trust entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Golden Queen, Harris Clay and the Clay Family Holders (as such are defined in the Registration Rights Agreement). Pursuant to the Registration Rights Agreement, Landon T. Clay, Thomas M. Clay and the LTC 2009 Trust (the “Rights Holders”) can require Golden Queen, subject to the terms and conditions of the Registration Rights Agreement, to register under the Securities Act securities of Golden Queen beneficially owned by the Rights Holders as of December 31, 2014 or acquired thereafter and prior to July 1, 2015. The Registration Rights Agreement was amended and restated on June 8, 2015 (the “Amended and Restated Registration Rights Agreement”) to reflect the transactions contemplated by the Amended and Restated Term Loan Agreement, under which the Company is borrower, including by the addition of two new lenders party to the Amended and Restated Term Loan Agreement as parties holding registration rights under the Amended and Restated Registration Rights Agreement. One such new lender is the CF 2009 Trust. Thomas M. Clay is a trustee of the CF 2009 Trust. Landon T. Clay is the donor of the CF 2009 Trust and has the right to substitute property of equivalent value for shares of Common Stock held by the CF 2009 Trust. The Amended and Restated Registration Rights Agreement did not change the rights provided under the Registration Rights Agreement.

SCHEDULE 13D
CUSIP NO. 38115J100		Page 12 of 14 Pages

Other than as described above and in Item 4, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Company among the Reporting Persons or between the Reporting Persons and any other person.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint filing agreement, dated as of February 12, 2010, by and between Landon T. Clay and Thomas M. Clay.*

Exhibit 2	Joint filing agreement, dated as of April 24, 2012, by and between Landon T. Clay, Thomas M. Clay and the Landon T. Clay 2009 Irrevocable Trust.**

Exhibit 3	Transaction Agreement, dated June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 4	Voting and Support Agreement, dated as of June 8, 2014.***

Exhibit 5	Standby Purchase Agreement, dated as of June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 6:	Registration Rights Agreement, dated as of June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 7:	Amended and Restated Registration Rights Agreement, dated as of June 8, 2015 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 9, 2015).

SCHEDULE 13D
CUSIP NO. 38115J100		Page 13 of 14 Pages

Exhibit 8:	Form of Share Purchase Warrants of Golden Queen Mining Co. Ltd., dated as of June 8, 2015 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 9, 2015).

Exhibit 9:	Joint Filing Agreement, dated as of December 18, 2015, among Landon T. Clay, Thomas M. Clay, Brian James and the Landon T. Clay 2009 Irrevocable Trust.

*Included as an exhibit to the Schedule 13D/A filed on February 2, 2010.

**Included as an exhibit to the Schedule 13D/A filed on April 25, 2012.

***Included as an exhibit to the Schedule 13D/A filed on June 18, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 30, 2015	LANDON T. CLAY

	By:	/s/ Landon T. Clay
Landon T. Clay

December 30, 2015	THOMAS M. CLAY

	By:	/s/ Thomas M. Clay
Thomas M. Clay

December 30, 2015	BRIAN JAMES

	By:	/s/ Brian James
Brian James

December 30, 2015	LANDON T. CLAY 2009 IRREVOCABLE TRUST U/A DATED MARCH 6, 2009

	By:	/s/ Thomas M. Clay
Thomas M. Clay, Trustee